I
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                    Environmental Solutions Worldwide, Inc.
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                                (Name of Issuer)

                    Common Stock, Par Value $.001 per share
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                         (Title of Class of Securities)

                                    29 408 K

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                                 (CUSIP Number)


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                                    C Platts
                               Alpine Trustees SA
                        15 rue du Cendrier, PO Box 1057

                           1211 Geneva 1, Switzerland

          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)
                                 July 19, 2011
   __________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This Schedule 13D filed by Sedam Limited and Bengt Odner supplements and amends the previously filed Schedule 13D filed on July 1, 2010, as amended and supplemented by Amendment No. 1 thereto filed December 14,2010 and Amendment No. 2 thereto filed December 23, 2010 and Amendment No. 3 filed January 27, 2011.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29 408 K
Page 2 of 5

1. Names of Reporting Persons.

               I.R.S. Identification Nos. of above persons (entities only).

                   Sedam Limited
                   00-0000000

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        2. Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                       (a) [_]
                                                                       (b) [X]

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3. SEC Use Only

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4. Source of Funds (See Instructions)

                  OO
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
   2(d) or 2(e) [_]
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6. Citizenship or Place of Organization

   Cypress
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  Number of               7.      Sole Voting Power
   Shares                         34,587,795 shares of Common Stock
  Beneficially
  Owned by Each           8.      Shared Voting Power
  Reporting                       0 shares of Common Stock
   Person With
                          9.       Sole Dispositive Power
                                   34,587,795 shares of Common Stock

                         10.       Shared Dispositive Power
                                   0 shares of Common Stock
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11. Aggregate Amount Beneficially Owned by Each Reporting Person
    34,587,795 shares of Common Stock(1)

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
   (See Instructions)                                                      [_]
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13. Percent of Class Represented by Amount in Row (11)
    15.81%
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14. Type of Reporting Person (See Instructions)
    CO

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(1) Sedam Limited, a corporation organized under the laws of Cyprus, is controlled by a trust, of which Mr. Bengt Odner is the sole beneficiary. Mr. Odner was a director of Environmental Solutions Worldwide, Inc. until his resignation on December 17, 2010. Includes 23,837,120 shares previously reported.

CUSIP No. 29 408 K
Page 3 of 5

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1. Names of Reporting Persons.

               I.R.S. Identification Nos. of above persons (entities only).

                   Bengt George Odner
                   00-0000000

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        2. Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                       (a) [_]
                                                                       (b) [X]

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3. SEC Use Only

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4. Source of Funds (See Instructions)

                 PF
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
   2(d) or 2(e) [_]
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6. Citizenship or Place of Organization

   Kingdom of Sweden
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  Number of               7.      Sole Voting Power
   Shares                         1,912,205 shares of Common Stock
  Beneficially
  Owned by Each           8.      Shared Voting Power
  Reporting                       36,500,000 shares of Common Stock
   Person With
                          9.       Sole Dispositive Power
                                   1,912,205 shares of Common Stock

                         10.       Shared Dispositive Power
                                   36,500,000 shares of Common Stock
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11. Aggregate Amount Beneficially Owned by Each Reporting Person
    36,500,000 shares of Common Stock(2)

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
   (See Instructions)                                                      [_]
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13. Percent of Class Represented by Amount in Row (11)
    16.69%
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14. Type of Reporting Person (See Instructions)
    IN

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(2) The aggregate amount of Common Stock beneficially owned by Mr. Bengt Odner, a former director of the Issuer, is represented by 1,412,205 shares of Common Stock and 500,000 shares of Common Stock underlying stock options that may be exercised. In addition to the direct ownership listed herein, Mr. Odner has indirect beneficial ownership by way of Sedam Limited (supra).

     ITEM 1. SECURITY AND ISSUER

This Schedule 13D Amendment No. 4 filed by Sedam Limited and Bengt Odner supplements and amends the previously filed Schedule 13D filed on July 1, 2010, as amended and supplemented by Amendment No. 1 thereto filed December 14, 2010 and Amendment No. 2 thereto filed December 23, 2010 and Amendment No. 3 filed January 27, 2011 with respect to the shares of common stock, par value $0.001 (the "Common Stock") of Environmental Solutions Worldwide, Inc. (the "Issuer").

Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement on Schedule 13D, as amended, as applicable.

Responses to each item of this Amendment No. 4 to Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

     ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and supplemented to include the following paragraph, which is added following the last paragraph thereof:

The Company conducted a rights offering to its existing stockholders, whereby each stockholder of record, as of the close of business on June 9, 2011, received one subscription right for each share of common stock, par value $0.001, of the Company Common Stock which entitled such stockholder to purchase
0.51494 shares of Common Stock at a subscription price of $0.12 per share (the "Rights Offering"). The subscription rights under the Rights Offering expired June 30, 2011. Under the Rights Offering, Sedam Limited subscribed for 10,750,675 shares of Common Stock at a price of $0.12 per share and Bengt G. Odner subscribed for 136,425 shares of Common Stock at a price of $0.12 per share, resulting in gross proceeds to the Company from the Reporting Persons of approximately $1.3 million, which was paid in cash as well as the exchange of certain past director fees of $16,371 that were owed to Mr. Odner by the Company.


     ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated to read as follows.

(a) and (b)

Page 5 of 5
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The following is a description of the shares beneficially owned by each of the
Reporting Persons. All references to the Company's issued and outstanding Common Stock shall be deemed to mean 218,633,781 before giving effect to the issuance of up to 500,000 shares of Common Stock issuable upon the exercise of options beneficially owned by Mr. Odner. The 218,633,781 shares believed to be outstanding by the Reporting Persons as of July 19, 2011 is based upon the 129,463,767 shares of Common Stock reported as issued and outstanding in the Issuer's 10-Q Report as filed May 16, 2011 with the Securities and Exchange Commission plus the 73,443,355 shares of Common Stock as reported as issued in the Issuer's 8-K Report as filed July 15, 2011 with the Securities and Exchange Commission plus 15,726,659 shares of Common Stock as reported as issued by the Issuer under its rights offering as reported by the Issuer in its Post Effective Amendment No 1. to Form S-1 as filed with the Securities and Exchange Commission on July 15, 2011.

        (i) Amount beneficially owned:

Sedam Limited is the beneficial owner of 34,587,795 shares of Common Stock (1); and Bengt George Odner is the beneficial owner of 1,412,205 shares of Common Stock and 500,000 stock options (1).


        (ii) Percent of class:

See Item 11 on pages 2 and 3 (supra.)

     (c)  See Item 3 (supra.)

     (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities to which this Statement relates.

     (e)  Not applicable.



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(1) The Reporting Persons may be deemed to comprise a "group," within the meaning of Section 13(d) of the Act, with (i) the Black Family 1997 Trust, (ii) the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black, (iii) the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black, (iv) the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black, (v) the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black, (vi) Leon D. Black , (vii) John J. Hannan, (viii) Richard Ressler and
(ix) Orchard Investments, LLC, each a "reporting person" under a Schedule 13D/A to be filed on or about the date hereof (together, the "Other Persons"). Each Reporting Person expressly disclaims the status of such Reporting Person as a member of a "group" with the other Reporting Person and the Other Persons.

                                   SIGNATURE

AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

DATED: July 27, 2011

                                        SEDAM LIMITED

                                        /S/ ANTHONY BROOKES
                                        --------------------
                                        BY: RIVE DIRECTORS LIMITED
                                            ANTHONY BROOKES,
                                            AUTHORIZED SIGNATORY



                                        /s/ BENGT GEORGE ODNER
                                        ----------------------
                                        BENGT GEORGE ODNER